Exhibit 99.1

KE Holdings Inc. Announces Substantial Completion of Internal Review

BEIJING, China, January 28, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today provided an update on the status of its internal review. As previously disclosed, shortly after the publication of a report issued by the short-seller firm Muddy Waters Capital LLC on December 16, 2021 (the “Muddy Waters Report”), the audit committee of the Company consisting of three independent directors (the “Audit Committee”) commenced an internal review into the key allegations raised in the Muddy Waters Report (the “Internal Review”), with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a Big-Four accounting firm that is not the Company's auditor. The Internal Review is now substantially complete. Based on such Internal Review, the Audit Committee has concluded that the allegations in the Muddy Waters Report were not substantiated.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, stated, “we are pleased that the Audit Committee has substantially completed its internal review. The Company enshrines business integrity as one of its core values and DNA, and has a zero-tolerance policy towards commercial frauds. We remain confident about our strong business fundamentals, and will continue to focus on the overall service quality improvement and technological empowerment to our connected service providers, and strive to achieve our vision of providing quality housing related services to 300 million families in China.”

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “we reiterate our commitment to maintaining the highest standards of data integrity, corporate governance and internal control, as well as transparent and timely disclosure in compliance with the applicable rules and regulations.”

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.